Exhibit 99.13

July 31, 2013

FILED BY SEDAR

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Autorité des marchés financiers

Manitoba Securities Commission

Newfoundland and Labrador, Department of Government Services

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Saskatchewan Financial and Consumer Affairs Authority

New Brunswick Securities Commission

Department of Justice, Government of the Northwest Territories

Department of Community Services - Government of Yukon

Department of Justice, Government of Nunavut

Dear Sirs/Mesdames:

Re:	New Gold Inc. (the “Corporation”)
News Release dated July 31, 2013 (the “News Release”)

This letter is being filed as the consent of Patrice Live, Eng., to the public filing of the report entitled “NI 43-101 Feasibility Study of the Rainy River Gold Project, Ontario, Canada” with an effective date of April 10, 2013 and readdressed to the Corporation July 31, 2013 (the “Report”) in connection with the filing of the News Release and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the News Release or incorporated by reference therein.

I certify that I have read the News Release, including the written disclosure of the Report and of extracts from or a summary of the Report contained in the News Release or incorporated by reference therein and that it fairly and accurately represents the information in the Report.

Sincerely,

“Patrice Live”
Patrice Live, Eng.